Conflict Minerals Report of Luna Innovations Incorporated
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
For the Year Ended December 31, 2023

Introduction
This Conflict Minerals Report of Luna Innovations Incorporated (“LUNA”, "we") for the calendar year ended December 31, 2023 has been prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (“3TG”) for the purposes of this assessment. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.
Company Overview
LUNA is a leader in advanced optical technology, providing high performance fiber optic test, measurement and control products for the telecommunications and photonics industries and distributed fiber optic sensing solutions that measure, or “sense,” the structures for industries ranging from aerospace, automotive, oil and gas, security and infrastructure. Our communications test and control products help customers test their fiber optic networks and assemblies with speed and precision in both lab and production environments. Our test and measurement products accelerate the development of high speed fiber optic components like photonic integrated circuits ("PICs"), coherent receivers and short-run fiber networks. Our distributed fiber optic sensing products help designers and manufacturers more efficiently develop new and innovative products by measuring stress, strain and temperature at a high resolution for new designs or manufacturing processes. In addition, our distributed fiber optic sensing products ensure the safety and structural integrity or operational health of critical assets in the field, by monitoring stress, strain, temperature and vibration in large civil and industrial infrastructure such as bridges, roads, pipelines and borders. We manufacture and sell "terahertz" (THz) products for layer thickness measurements for materials like plastics, rubber and paint. Our THz products are used in the aerospace and automotive/EV sectors. We also provide applied research services, primarily under federally funded development programs, that leverage LUNA’s sensing and instrumentation technologies to meet the specific needs and applications of our customers. To manufacture our products, we contract with approximately 468 third-party contract manufacturers to manufacture the components, which we then assemble into our finished products.

The scope of this Conflict Minerals Report excludes the products of Silixa Ltd, Silixa B.V,. Silixa LLC and Silixa Inc. (collectively "Silixa"), which we acquired on December 21, 2023. In accordance with Rule 13p-1, we are delaying the reporting on Silixa until Form SD for the year ended December 31, 2024 that is required to be filed by May 31, 2025.

Our Policy

We strive to conduct our activities in a manner that reflects our mission and Code of Business Conduct and Ethics, which includes being a good corporate citizen, dealing fairly in business, behaving ethically, supporting a safe and healthy workplace and complying with applicable law. We are committed to ensuring that our supply chain reflects our values and beliefs, including adherence to principles of responsible sourcing for materials for our products. As part of this commitment, we have adopted a policy relating to conflict minerals which is posted on our website at http://www.lunainc.com, under Investor Relations. This policy provides that we support the goals and objectives of Section 1502 of the Dodd Frank Act that requires public companies to determine the sourcing of conflict minerals used in their products and that we expect our suppliers to support our efforts to comply with the Dodd Frank Act and to proactively identify and make every effort to eliminate the use of any conflict minerals in our supply chain.
Due Diligence

In accordance with Rule 13p-1, we undertook due diligence to determine the source of necessary conflict minerals that are in the components of our products that we contract with third parties to manufacture. In conducting our due diligence, we implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.
As a company in the optical component and the fiber-optic test and measurement industries, we are several levels removed from the actual mining of conflict minerals. We do not make purchases of raw ore or unrefined conflict minerals nor do we make any purchases in the Covered Countries. We have conducted a good faith reasonable country of origin inquiry regarding the source of 3TG used in our products. This good faith reasonable country of origin inquiry was designed to determine whether any 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. As part of this process, we conducted a survey using the Responsible Business Alliance ("RBA") conflict minerals survey template. This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. The template also contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

Our due diligence measures included:

•Conducting a supply-chain survey with direct suppliers of materials that contain conflict minerals using the RBA Conflict Minerals Reporting Template to identify the smelters and refiners.
•Tracking responses and reviewing responses to assess their reliability.
•Reviewing statements regarding use of conflict minerals on vendors’ websites.
•Following up with suppliers who failed to return responses or who returned incomplete or inconsistent responses in order to gain additional information and received revised responses, as necessary. As of May 30, 2024, we had received responses and/or reviewed policies online from approximately 73% of the surveyed suppliers.
•Comparing those smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Responsible Minerals Assurance Process ("RMAP") for 3TG.

Conclusions
Although certain of the suppliers who responded to the survey were able to identify the smelters and refiners and conclude that the 3TG in the components that they manufacture for us originated in countries other than the Covered Countries or conflict free programs, many of the suppliers who responded to the survey were unable to specify the smelters or refiners used for components supplied to us. Based on the information received in the due diligence process, we do not have sufficient information to determine whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. To date, our process has not yielded any affirmative data indicating that any of the 3TG necessary for the functionality or production of our products originated in any of the Covered Countries.

Efforts to Mitigate Risk

In the next compliance period, we intend to implement steps to improve the information gathered from our due diligence to further mitigate the risk that our necessary conflict minerals do not benefit armed groups. The steps include:

•Ongoing conduct of supply-chain surveys with direct suppliers of materials containing conflict minerals using the RBA Conflict Minerals Reporting Template to identify the smelters and refiners.
•Ensure comparison of the smelters and refiners identified in the supply-chain survey against the current list of smelters for tantalum, tin, tungsten and gold.
•Increase the response rate of suppliers with a goal of receiving responses from more than 80% of suppliers.
•Work with suppliers and request their participation in a program such as the RMAP program to obtain a “conflict free” designation.